SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              TREMONT CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745207
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694

                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER
                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,118,588
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,118,588

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,118,588

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO



CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,375,841
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,375,841

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 9
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $1.00 par value per share (the "Shares"), of Tremont Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background.

     No change except for the addition of the following:

     (a) This Statement is filed by (i) Valhi, Inc. ("Valhi") as the direct holder of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi is the direct holder of approximately 47.5% of the 6,424,858 Shares outstanding as of June 24, 1998 according to information received from the Company (the "Outstanding Shares"). Valhi may be deemed to control the Company. VGI and National are the direct holders of 81.9% and 9.5% of the common stock of Valhi. Together, VGI and National may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 63.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 3.9% of the Outstanding Shares and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly hold approximately 0.6% and 0.5%, respectively, of the Outstanding Shares, respectively. Valhi and the Company are the direct holders of approximately 58.1% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares and the outstanding shares of Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. The Reporting Persons understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement are not deemed outstanding.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest and chairman of the board of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT and except to the extent of his interest as a beneficiary of the CDCT No. 2.

     Harold C. Simmons' spouse is the direct owner of 3,747 Shares and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     (b)  The principal offices of Valhi is located at Three Lincoln Centre,
5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.

     (c) VGI does not engage in any business activity other than holding shares of Valhi common stock and notes receivable. Valhi is engaged in the titanium dioxide pigments, titanium products, ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     (f)  Valhi is Delaware corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by Valhi to acquire the Shares purchased by it as reported in Item 5(c) was $165,089,736. Such funds were provided by Valhi's cash on hand and the cancellation of approximately $106.6 million of principal and accrued interest outstanding that Contran owed Valhi under a $120 million revolving credit agreement entered into on February 6, 1998 between Valhi, as lender, and Contran, as borrower (the "Credit Agreement").
Item 4.   Purpose of Transaction.

     No change except for the addition of the following:

     Valhi purchased the Shares reported in Item 5(c) of this Amendment in order to acquire a controlling interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     On February 11, 1998, the Credit Agreement became effective. On February 12, 1998, Valhi's board of directors expanded the responsibilities of Valhi's audit committee, comprised of two non-management directors, to include the review of, and action upon, any proposals (a "Proposal") presented by Contran or any of its affiliates during the period the Credit Agreement remained effective regarding the sale of assets from Contran or one or more of its affiliates to Valhi.

     On March 12, 1998, Contran presented Valhi's audit committee with a proposal (the "Tremont Proposal") whereby Contran, VGI and National would offer to sell to Valhi 236,371 Shares, 2,361,300 Shares and 350,360 Shares, respectively. The total number of Shares proposed to be sold to Valhi represented approximately 43.8% of the outstanding Shares, as of the date of the Tremont Proposal.

     As of April 16, 1998, the Valhi board of directors established a special committee comprised of Norman S. Edelcup, as chairman, and Dr. Kenneth R. Ferris to continue the review and negotiation of, and take action on behalf of the Company regarding, any Proposal, including, without limitation, the Tremont Proposal.

     On June 19, 1998, the special committee, with the assistance of its own legal and financial advisors, approved on behalf of Valhi the terms of a stock purchase agreement (the "Stock Purchase Agreement") whereby Valhi agreed to purchase from VGI, National and Contran 2,361,300 Shares, 350,360 Shares and 236,371 Shares, respectively, at a purchase price of $56 per share (the "Sale"). The description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement attached hereto as Exhibit 3, which is incorporated into this Statement by reference.

     After its approval of the Stock Purchase Agreement, the special committee directed certain of Valhi's officers to execute the Stock Purchase Agreement on behalf of Valhi. The Stock Purchase Agreement was executed and the Sale closed on June 19, 1998.

     In the Stock Purchase Agreement, Contran agreed to sell to Valhi 236,371 Shares directly held by the CDCT No. 2 by means of providing instructions to the trustee of the CDCT No. 2 no later than 10 business days after the closing to deliver such Shares to Valhi. Contran delivered such instructions on June 22, 1998.

     Approximately $106.6 million of the proceeds of the Sale were utilized to repay fully Contran's outstanding balance of principal and accrued interest owed to Valhi under the Credit Agreement. VGI advanced to Contran a portion of the repayment funds. Valhi and Contran canceled the Credit Agreement as of June 19, 1998.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) Valhi, the Foundation, NL, Valmont, Harold C. Simmons' spouse and the CMRT are the beneficial owners of 3,051,931, 250,000, 36,167, 30,490, 3,747 and
3,506 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice, Southwest and Contran may each be deemed to be the beneficial owner of the 3,118,588 Shares (approximately 48.5% of the Outstanding Shares) directly held by Valhi, NL and Valmont; and

          (2) Harold C. Simmons may be deemed to be the beneficial owner of the 3,375,841 Shares (approximately 52.5% of the Outstanding Shares) directly held by Valhi the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b)  By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, NL and Valmont; and

          (2) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     (c) On June 19, 1998 Valhi purchased 2,948,031 Shares in the Sale for $56 per share in a privately negotiated transaction.

     (d) Each of Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the addition of the following:

     The Stock Purchase Agreement provides that Contran and entities controlled by Contran shall not purchase Shares until such time as Valhi and entities controlled by Valhi hold more than 50% of the outstanding Shares, unless Valhi shall first decline to purchase such Shares as may be offered.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to Amendment No. 7 to this Statement filed with the Securities and Exchange Commission on February 2, 1998).

Exhibit 2 Letter, dated March 12, 1998, from Steven L. Watson, Vice President of Contran Corporation to Mr. Norman S. Edelcup and Dr. Kenneth R. Ferris, members of the audit committee of Valhi, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 8 to this Statement filed with the Securities and Exchange Commission on March 18, 1998).

Exhibit 3 Stock Purchase Agreement dated June 19, 1998 among Contran Corporation, Valhi Group, Inc., National City Lines, Inc. and Valhi, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Valhi, Inc. dated June 19, 1998 and filed with the Securities and Exchange Commission on June 24,
               1998)



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 25, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in his individual capacity only.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 25, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.





                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.